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                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


AQUILA, INC. (f/k/a/ UTILICORP UNITED INC.),     )
                                                 )
                                    Plaintiff,   )
                                                 )
                  v.                             )    C.A. No.
                                                 )
QUANTA SERVICES, INC.,                           )
JAMES R. BALL, JOHN R. COLSON,                   )
VINCENT D. FOSTER, LOUIS C. GOLM,                )
JERRY J. LANGDON, GARY A. TUCCI,                 )
JOHN R. WILSON,                                  )
                                                 )
                                    Defendants.  )

                                    COMPLAINT

         Plaintiff, Aquila, Inc. ("Aquila") (f/k/a/ UtiliCorp United Inc. ("UtiliCorp")),(1) by its undersigned attorneys, for its Complaint alleges as follows:

                  1. This is an action seeking expedited declaratory and injunctive relief against Quanta Services, Inc. ("Quanta") and certain of its directors (the "Defendant Directors"). On March 14, 2002, Quanta announced a number of entrenchment motivated measures, including the adoption of a Stock Employee Compensation Trust (the "SECT"). The SECT gives Quanta's employees the right to vote 8 million shares at Quanta's next meeting of its stockholders even though only a tiny fraction of those 8 million shares, if any, will have been allocated out of the SECT. The SECT has little function other than to serve as a depository for the 8 million shares until they are allocated by a "Committee" hand-picked by Quanta's directors. The Defendant Directors have taken this improper action in direct response to the

-----------------------------
(1) On March 15, 2002, UtiliCorp United Inc. changed its name to Aquila, Inc. "Aquila" is used herein to refer to both Aquila and UtiliCorp.


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ongoing, publicly-announced efforts of Aquila - a 38.06% holder of Quanta shares before Quanta's adoption of the SECT - to solicit proxies in favor of the election of Aquila's own slate of directors.

                  2. The Defendant Directors have adopted and structured the SECT for the express purpose of giving themselves an unwarranted advantage in the upcoming contest for corporate control. In connection with the SECT's adoption, Quanta issued 8 million newly-issued and previously-issued treasury shares (which if allowed to vote would comprise approximately 10% of the outstanding vote at the upcoming meeting) in return for nothing more than $70.14 and an approximately $132 million promissory note from the newly-formed SECT.

                  3. There is no economic substance to this supposed sale of shares. By its terms, the SECT, which has no assets other than the 8 million Quanta shares recently conveyed to it by Quanta, will "repay" the $132 million loan to Quanta with advances that Quanta has agreed to make to the SECT over the next fifteen years. Once Quanta advances the necessary funds to the SECT, the SECT will promptly return those same funds to Quanta. If Quanta fails to make such advances, payment of principal and interest under the note is deemed forgiven. In short, with this entirely circular and Enronesque arrangement, the SECT has promised to fund its "repayment" of Quanta's loan entirely with Quanta's promise to fund the SECT's "repayment."

                  4. Nor can there be any justification for providing the beneficiaries of the SECT with the ability to vote 8 million shares at the upcoming annual meeting. Under the terms of the SECT, no more than 110,000 of the 8 million shares provided to the SECT can be allocated to Quanta employees by the time of the record date for the upcoming annual meeting. The remainder of the 8 million shares will be allocated to Quanta employees over the course of 15 years. Nonetheless, the Defendant Directors have structured the SECT so that certain "active


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employees" -- who may not even receive shares that are allocated from the SECT
-- will have the right now to control the vote of the entire 8 million shares with which the Defendant Directors have endowed the SECT. There is no reason - except the obvious entrenchment motive that permeates this entire transaction - for the Defendant Directors' decision to provide Quanta's active employees with the power to vote almost 8 million shares at a time when almost none of those shares will have been allocated to such active employees.

                  5. The Defendant Directors' adoption of the SECT is the most recent of a number of hostile and improper actions that the Defendant Directors have taken in their effort to preserve their positions at Quanta. Among other things, the Defendant Directors have adopted a poison pill that violates Quanta's contractual undertakings to Aquila; the Defendant Directors have taken action without giving proper notice to Aquila's representatives on the Quanta board; the Defendant Directors have refused to recognize Aquila's appointment of a director to replace a director who resigned from one of the Quanta board seats to which Aquila is entitled by virtue of its ownership of convertible preferred stock in Quanta; and the Defendant Directors have acted to exclude Aquila's representatives from having any meaningful role in Quanta's affairs.

                  6. The actions of the Defendants Directors are a clear effort to use their power over the corporation and its election process in an effort to perpetuate the Defendant Director's control over Quanta. Aquila and Quanta's other public stockholders are entitled to a fair election process in which Quanta's present stockholders have the right to determine Quanta's future without the interference of the Defendant Directors, and without giving effect to votes that the Defendant Directors have created and placed in friendly hands on the eve of the setting of a record date for the upcoming annual meeting.


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                                   THE PARTIES

                  7. Plaintiff Aquila is a Delaware corporation with its principal place of business in Kansas City, Missouri. Aquila is a multinational energy and energy services business with regulated utility operations in seven states within the United States and energy operations in New Zealand, Australia, the United Kingdom and Canada. Aquila owns approximately 38.06% of the outstanding shares of Quanta.

                  8. Defendant Quanta is a Delaware corporation with its principal place of business in Houston, Texas. Quanta is a provider of specialized contracting services, offering end-to-end network solutions to the telecommunications, electric power and cable television industries.

                  9. Defendants James R. Ball, John R. Colson, Vincent D. Foster, Louis C. Golm, Jerry J. Langdon, Gary A. Tucci and John R. Wilson are members of the board of directors of Quanta (the "Defendant Directors").

                  10. Defendants Colson, Tucci and Wilson are employed by Quanta. For the 2000 fiscal year - the most recent year for which Quanta has released information relating to executive compensation - Defendant Colson received a salary of $231,250, a $250,000 bonus, and was granted 181,503 options with a projected value of between $2,687,035 and $6,809,394 depending on the assumed rate of stock price appreciation. Defendant Wilson received a salary of $156,000, a $156,000 bonus, and was granted 33,250 options with a projected value of between $492,243 and $1,247,430. Defendant Tucci's compensation is not publicly disclosed in Quanta's 2001 proxy statement.

                               FACTUAL BACKGROUND

                  11. In September, 1999, Aquila purchased 1,860,000 shares of Series A Convertible Preferred Stock directly from Quanta for an initial investment of $186,000,000


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pursuant to a Securities Purchase Agreement (the "Purchase Agreement") dated
September 21, 1999. At the time of the purchase, each share of the Series A Convertible Preferred Stock was convertible into 3.33 shares of Quanta common stock. This results in a post-conversion price of approximately $30.00 per share.

                  12. If the 3-for-2 stock split that Quanta announced in March 2000 is considered, each share of the Series A Convertible Preferred Stock is convertible into 5 shares of Quanta common stock. This results in a post-conversion price of approximately $20.00 per share.

                  13. Quanta's common stock closed at a price of $16.89 per share on March 15, 2002, more than a 40% increase from the $11.65 Quanta share price that prevailed on February 7, the day before Aquila announced its intention to solicit proxies in favor of a competing slate of directors.

                  14. In conjunction with the Purchase Agreement, on September 21, 1999, Quanta filed a Certificate of Designation, Rights and Limitations on the Series A Convertible Preferred Stock of Quanta, the form of which had been agreed upon with Aquila in connection with the consummation of the Purchase Agreement. By virtue of Aquila's ownership of all outstanding shares of Series A Convertible Preferred Stock, Aquila was entitled to nominate two directors to Quanta's board. The Certificate of Designation further provided that Aquila would be entitled to nominate three directors to the Quanta board in the event that Aquila's fully diluted percentage ownership of Quanta common stock exceeded 30%.
                  15. In entering into the Purchase Agreement, it was specifically understood and agreed by Quanta that Aquila intended to acquire additional Quanta shares in open market purchases and other transactions. In fact, Quanta agreed in Section 6.11 of the Purchase


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Agreement to take steps to assist Aquila in acquiring additional shares, throughout the period that Aquila owned Quanta shares, by identifying Quanta common stockholders that would be interested in selling their shares to Aquila.

                  16. As part of the Purchase Agreement, Quanta agreed that Aquila would be free to acquire shares of Quanta common stock constituting up to 49.9% of the number of Quanta shares outstanding on a fully diluted basis. To implement this understanding, Quanta agreed in Section 6.12 of the Purchase Agreement that it would "not adopt any Stockholders Rights Plan that could have the effect of reducing [Aquila's] Fully Diluted Ownership Ratio below 49.9%." The parties to the Purchase Agreement both understood and agreed that it was a material term of the agreement that Quanta was agreeing not to adopt any poison pill that would interfere with Aquila's right to acquire up to 49.9% of Quanta's stock on a fully diluted basis.

                  17. On March 8, 2000, Quanta adopted a Rights Agreement that restricted any third party's ownership to 15% of Quanta's common shares (the "Poison Pill"). Consistent with Quanta's agreement in the Purchase Agreement, however, the Poison Pill exempted Aquila from the operation of the Poison Pill for so long as Aquila owned less than 49.9% of Quanta's stock on a fully diluted basis. Under the Poison Pill, Aquila was free to acquire additional common shares of Quanta as long as Aquila remained under the 49.9% cap that had been agreed to under the Purchase Agreement. In adopting the Poison Pill, representatives of Quanta and Aquila confirmed that they had a shared understanding of Section 6.12 and that the Poison Pill complied with Quanta's obligations under that provision.

                  18. Subsequent to the consummation of the Purchase Agreement, under the guidance of, and in close consultation and coordination with, the management and board of directors of Quanta, Aquila directly negotiated with and purchased additional Quanta shares


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from other significant Quanta stockholders, who included members of Quanta's management and other insiders. Such Quanta stockholders were identified for Aquila by Quanta management and defendant Foster. These purchases included 4,696,504 shares of common stock in 1999 and an additional 3,338,529 shares of common stock in 2000.

                  19. Among the shares that Aquila purchased during this period were shares previously held by four of the Defendant Directors. Specifically, between September 27, 1999, and October 1, 1999, Aquila purchased, at a price of $26.00 per share (without adjustment to reflect the 3-for-2 stock split), 270,000 shares (without adjustment to reflect the stock split) of common stock from Defendant Wilson (for a total purchase price of $7,020,000); and 180,000 shares (without adjustment to reflect the stock split) of common stock from then director John A. Martell (for a total purchase price of $4,680,000). Additionally, between April 14, 2000 and April 28, 2000, Aquila purchased, at a price of approximately $38.24 per share, 1,050,000 shares of common stock from Defendant Colson (for total purchase price of $40,149,375); 345,000 shares from Defendant Wilson (for total purchase price of $13,191,937); 300,000 from Defendant Tucci (for total purchase price of $11,471,250); and 200,000 shares each from Defendant Foster and then-director John A. Martell (for total purchase price each of $7,647,500). Thus, these Quanta insiders and others reduced large portions of their Quanta holdings to cash through their sales of Quanta stock to Aquila.

                  20. In accordance with the Purchase Agreement, following the adoption of the Poison Pill, Aquila continued to purchase additional Quanta shares from significant stockholders, all of whom were again identified by Quanta, through negotiated transactions.

                  21. In addition to the negotiated purchases from significant Quanta stockholders as described above, Aquila purchased Quanta stock through broker-assisted, open


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market transactions. Aquila purchased 2,984,400 shares of Quanta common stock in
1999, 250,000 shares in 2000, and 2,713,200 shares in 2001 through such transacitons. In April 2000, Aquila, as facilitated by Quanta, signed a contract to purchase, and subsequently paid for, all of the $49,400,000 principal amount of the Company's 6 7/8% convertible subordinated notes held by certain affiliates of Enron Corporation. In June 2000, Aquila converted such convertible subordinated notes into 5,383,636 shares of Common Stock.

                  22. As evidence of its approval and support of Aquila's recent open market purchases and its pending completion of negotiated purchases, Quanta issued a press release on April 26, 2000. The press release quotes Chief Executive Officer John Colson stating "[w]e are pleased with UtiliCorp's continued confidence in our company and we value them as a significant strategic partner."

                  23. In addition to the negotiated purchases and open market purchases described above, Aquila purchased 57,728 shares of Common Stock from Quanta in 1999 and 519,182 shares in 2000 upon the exercise of its preemptive rights under the Investor's Rights Agreement, which Quanta and Aquila signed along with the Purchase Agreement to give Aquila the preemptive right in certain circumstances to purchase additional stock from Quanta to maintain Aquila's ownership percentage.

                  24. During 2001, Aquila consummated additional open market purchases that increased its percentage ownership of Quanta. On September 28, 2001, Aquila filed with the Securities and Exchange Commission an amendment to its Schedule 13D which stated, in relevant part, that Aquila "intends to increase its percentage of ownership of Issuer [Quanta] to a percentage that will enable it to enjoy the benefits of financial statement consolidation for accounting purposes." At the time of that announcement, Aquila owned approximately 36.34%


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of Quanta's stock. Following Aquila's announcement of these additional purchases of Quanta stock, Quanta's Board informed Aquila, for the first time, that it wanted to limit Aquila's right to further invest in Quanta to some threshold below the 49.9% cap that had been agreed to in the Purchase Agreement.

                  25. On October 8, 2001, in response to Aquila's Schedule 13D amendment, Quanta requested that Aquila enter into a Standstill Agreement. Under the Standstill Agreement, Aquila agreed not to purchase any additional shares of Quanta until October 12, 2001. At the time of that agreement, Aquila owned approximately 38.3% of Quanta's outstanding common stock. The purpose of the Standstill Agreement was to provide the parties with time to explore a negotiated transaction satisfactory to both parties. The Standstill Agreement was extended several times and expired on November 13, 2001.

                  26. On November 15, 2001, without any notice to Aquila or the Aquila representatives on Quanta's board of directors, Quanta amended its Poison Pill. This action was announced in Quanta's Form 8-K filed on November 16, 2001.

                  27. However, just three days later, Quanta filed another Form 8-K announcing that its board of directors, during a November 18, 2001 meeting, had formed a board committee consisting of directors unaffiliated with Aquila. This committee was given full power to consider and authorize on behalf of the board Quanta's actions and responses to Aquila's "control-related initiatives." During the November 18, 2001 meeting, the committee ratified and reauthorized the Poison Pill amendment that was announced publicly on November 16, 2001.

                  28. Neither Aquila nor its directors were advised of the November 18, 2001 meeting.


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                  29. The amendment to the Poison Pill changed the definition of an "Exempt Person" so as to penalize Aquila to the extent that it purchases more than 39% of Quanta's outstanding stock (on an as converted basis). Under the terms of the amendment to the Poison Pill, should Aquila acquire more than 39% of Quanta's outstanding stock (on an as converted basis), Aquila is no longer exempt from the provisions of the Poison Pill and only has the right to purchase Series C Junior Convertible Preferred Stock, which is significantly inferior in numerous respects (E.G., no voting rights, no dividend rights and a limited liquidation preference) to the Series B Preferred Stock that would become available for purchase by Quanta's other stockholders were Aquila to exceed the 39% threshold.

                  30. In addition, the amendment further limits the number of shares of Quanta's outstanding stock that Aquila could acquire by changing the formula pursuant to which Aquila's ownership interest is calculated. Prior to the amendment, Aquila's ownership interest was to be compared (consistent with the provisions of the Purchase Agreement) against Quanta's outstanding common stock on a fully diluted basis (assuming full conversion of all securities and full exercise of all outstanding rights, options and warrants to acquire common stock). As a result of the amendment, Aquila's interest is to be compared against Quanta's outstanding common stock on an as converted basis only. Together, the Poison Pill's new provisions impose a significant penalty on Aquila should it exceed the 39% threshold.

                  31. At the time of the amendment to the Poison Pill, Aquila owned approximately 38.06% of Quanta's outstanding common stock.

                  32. Quanta's amendment of the Poison Pill violated Section
6.12 of the Purchase Agreement. On November 28, 2001, in response to Quanta's actions, and in accordance with an arbitration provision in the Purchase Agreement, Aquila filed a demand for


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arbitration in Kansas City, Missouri, alleging that Quanta's amendment of the
Poison Pill is and was in violation of Section 6.12 of the Purchase Agreement. Aquila's breach of contract claim is subject to the arbitration clause in the Purchase Agreement.

                  33. Contemporaneously with its filing of the demand for arbitration, Aquila filed a complaint in the Court of Chancery of the State of Delaware against Quanta and the non-Aquila directors seeking declaratory and injunctive relief for their failure to give proper notice to all of Quanta's directors of the time and purpose of the November 15 and November 18, 2001 meetings of the Board of Directors, at which the non-Aquila directors purportedly adopted and ratified the amendments to the Poison Pill, in violation of the bylaws of Quanta and the Delaware General Corporation Law.

                  34. In response to Aquila's complaint alleging that the actions taken at the November 15 and the November 18, 2001 board meetings were void, Quanta's board of directors acted again on December 1, 2001, to form a special committee consisting of directors unaffiliated with Aquila. This committee was given full power to consider and authorize on behalf of the board Quanta's responses to Aquila's "control-related initiatives." During this meeting, the committee ratified and reauthorized the Poison Pill amendment that was announced on November 19, 2001.

                  35. After Aquila filed its demand for arbitration, Aquila and Quanta engaged again in further discussions with Quanta concerning a possible resolution of their respective issues. These discussions broke down in February 2002.

                  36. As Quanta's largest shareholder, Aquila has become dissatisfied with Quanta's financial performance. On February 7, 2002, the day before Aquila announced its intention to solicit proxies in favor of a competing slate of directors, Quanta's share price stood


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at $11.65, more than 40% below the $20 (adjusted to reflect the 3-for-2 stock split in March 2000) price at which Aquila purchased its initial stake, and as much as 76% below the higher prices at which Aquila purchased some of its additional shares, including shares that were purchased from some of the Defendant Directors at prices above $38 per share (69% above Aquila's original purchase price). For fiscal 2001, Quanta experienced a 25% decline in net income, and a 62% decline in net income for the fourth quarter. Quanta also experienced year-over-year declines in EBITDA and operating income.

                  37. In the face of these deteriorating results and Quanta's disappointing stock performance, Quanta's management is not offering any alternatives to maximize value to Quanta stockholders. While the Defendant Directors and Quanta's management team disclaim any responsibility for Quanta's disappointing performance in the financial markets, Aquila believes that a change in the management and direction of Quanta at the highest levels is in the best interest of Quanta and its stockholders.

                  38. In addition, Aquila has been very disappointed in the more recent actions taken by the non-Aquila directors of Quanta to deprive Aquila of the rights that it is entitled to as Quanta's largest stockholder, and that it specifically bargained for and obtained under the Purchase Agreement. Among other things, the Defendant Directors have adopted a series of amendments to Quanta's Poison Pill that have interfered with Aquila's ability to buy additional Quanta common shares, have excluded Aquila's directors from any meaningful involvement in the direction of Quanta, and most recently have adopted the SECT in a transparent effort to use their power over Quanta to rig the upcoming proxy contest.

                  39. Faced with the conduct of Quanta and the Defendant Directors, Aquila has shifted its primary objective from financial consolidation to a broad-based plan for enhancing


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shareholder value. Aquila has retained a financial advisor to assist it in evaluating a full range of strategic alternatives.

                  40. On February 8, 2002, Aquila filed with the Securities and Exchange Commission an amendment to its Schedule 13D which states, in relevant part, that Aquila "has advised Quanta that it intends to present an opposition slate of nominees for election as directors at Quanta's 2002 annual meeting of stockholders."

                  41. In response to Aquila's announcement, Quanta issued a press release on February 10, 2002, stating that it intended to "vigorously oppose" Aquila's attempt to "seize control of Quanta."

                  42. On February 12, 2002, a Special Committee of the Board of Directors of Quanta amended the Poison Pill for a second time. This action was announced in Quanta's Form 8-K filed on February 15, 2002. The Second Amendment provides that only the shares of common stock that are issuable upon conversion of the Series A Convertible Preferred Stock are to be counted in calculating the number of shares that Aquila could acquire while remaining an "Exempt Person" under the Poison Pill, rather than shares issuable under any convertible securities of Quanta as was the case after the adoption of the First Amendment. As a result of the Second Amendment, Aquila's interest is to be compared against Quanta's outstanding common stock assuming conversion of the Series A Convertible Preferred Stock but disregarding any other convertible securities.

                  43. On February 22, 2002, Aquila provided notice to Quanta, as required under Quanta's bylaws, of its intention to nominate nine candidates for election to Quanta's board of directors at Quanta's 2002 annual stockholder meeting. Following Aquila's announcement of its proxy contest, Quanta's management and board has engaged in a concerted


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effort to delay the proxy process from proceeding. Quanta has not announced the date for its next annual meeting of stockholders.

                  44. Quanta's management has adopted a "scorched earth" defense by threatening that if Aquila does not drop its proxy fight, the existing Quanta directors and management will dissipate Quanta's cash and take on substantial additional debt, thereby increasing Quanta's leverage. The Defendant Directors have made these threats in an effort to deter Aquila from continuing with its proxy contest.

                  45. On March 14, 2002, Quanta issued a press release announcing measures that it had taken in response to Aquila's proxy contest. While asserting that the measures were taken to enhance value for Quanta stockholders, the press release makes clear that the true object of the measures is to entrench the Quanta board and management and to thwart Aquila's proxy contest. The press release states that Quanta has amended the Poison Pill for a third time, adopted a SECT to which it had transferred 8 million shares of common stock, and adopted new change of control provisions for the employment agreements with a number of Quanta executives. The press release also states that the Quanta board:

                  also authorized its financial advisor, Goldman, Sachs & Co., to explore a range of additional strategic options, including potential acquisitions, stock repurchases, recapitalizations and other extraordinary transactions, provided that such transactions do not enable [Aquila] to achieve a control position without offering appropriate value and protections for Quanta's other stockholders. Included under consideration is a possible stock repurchase that would be conditional on the pro-rata participation of [Aquila].

Quanta filed a copy of the SECT and the employment contracts described below on a Form 8-K on March 21, 2002.

                  46. The Defendants adopted new employment contracts for twelve senior Quanta executives, including three of the Defendant Directors. Under these employment


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contracts, these twelve executives are granted lucrative change-in-control payments (including tax gross-ups) in the event that there is a change in control at Quanta, such as a victory by Aquila in the upcoming proxy contest. Under their new agreements, these twelve executives, including three of the Defendant Directors, upon leaving their positions have the right to collect the change-in-control payments whether or not they are terminated upon a change in control. These amendments serve no business purpose, being implemented as they have been, on the eve of a proxy contest. The effect of the change in-control provisions is to subject Quanta to large, potential financial liabilities in the event that Aquila prevails in the election. The Defendants have not acted to benefit Quanta or its stockholders. Rather, the Defendants have acted to discourage Aquila from proceeding with the proxy contest and to enrich three of their own in the event that Aquila prevails.

                  47. Quanta's Board of Directors also authorized the formation of the SECT. According to Quanta's press release, the SECT will hold 8 million shares of common stock to fund a portion of Quanta's employee benefit obligations over the next fifteen years. Quanta's Press Release quotes Defendant Colson as stating that:

                  The actions taken by the Quanta Board today and the other strategic initiatives we have asked our advisors to evaluate are designed to deliver immediate value to the Company's stockholders. The amended stockholder rights plan will continue to protect the interests of our investors against partial or creeping takeover efforts, while not interfering with any serious offer to acquire Quanta in a transaction that treats all stockholders equally. The SECT provides Quanta greater financial flexibility and underscores our commitment to our employees.

                  48. Of the 8 million shares of common stock, 7,014,000 were newly issued for transfer to the SECT; the remainder were issued treasury shares. The SECT document states that its purpose is to "provide assurance of the availability of the shares of [Quanta's] common stock necessary to satisfy certain of its obligations" under its employee benefit plans, including a 1999


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Employee Stock Purchase Plan, 2001 Stock Incentive Plan and a newly adopted
Executive Deferred Compensation Stock Plan.

                  49. A review of the terms and structure of the SECT, however, demonstrate that its primary purpose is to concentrate a block of voting shares representing approximately 10% of the total outstanding common shares in the hands of employees who the Defendant Directors believe are likely to vote for incumbent management in a proxy contest.

                  50. For purposes other than voting, Quanta will treat the SECT's 8 million shares as if they belong to the corporation. The SECT expressly provides that it is not governed by ERISA and that Quanta's creditors have full recourse against the SECT's assets. Quanta has publicly announced that, for accounting purposes, the 8 million shares held by the SECT will not be treated as outstanding shares. Thus, the 8 million shares in the SECT will not affect Quanta's earnings per share calculations. Moreover, for tax purposes, the SECT's shares will be deemed company shares. Likewise, Quanta will undoubtedly deem the 8 million shares to be not "outstanding" for purposes of determining when Aquila would become an "exempt person" under the Poison Pill. Finally, Quanta will retain the right to choose the Committee that determines how the SECT's shares are to be allocated by the SECT. Moreover, the SECT's shares will be allocated in a manner that benefits Quanta, either by satisfying Quanta's obligations to its employees or providing Quanta with assets for use in paying discretionary bonuses, payment of which Quanta deems to be in its best interest. Accordingly, the shares belong to Quanta.

                  51. The terms of the SECT are entirely circular and provide no real benefit to Quanta. The SECT's only payment of "consideration" - other than $70.14 in cash - to Quanta for the 8 million shares is a note in the amount of $132 million. Under the terms of the SECT,


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Quanta is required to contribute cash to the SECT to enable the SECT to make all payments of principal and interest due under the note. If Quanta fails to make such contribution, payment of principal and interest under the note are deemed forgiven. Because Quanta has obligated itself to pay or forgive all amounts due to it by the SECT, it has received essentially no compensation for the transfer of 8 million shares of common stock.

                  52. Only a small percentage of the shares will be available for allocation in advance of the record date for the 2002 annual meeting of Quanta Stockholders. If the meeting proceeds on a record date prior to July 1, the only shares available for allocation will be those shares released in connection with the payment due under the SECT note on April 1, 2002, which would be slightly over 100,000 shares. Even these shares might not be allocated until after the record date. Notwithstanding that only a small number of shares will have been available for allocation, however, the SECT provides for the full 8 million shares to be eligible to vote at the annual meeting based on the instructions of active employees who are participants in the 1999 Employee Stock Purchase Plan who have purchased shares in the last twelve months.

                  53. Under the operative documents creating it, the SECT has authority to vote the entire block of 8 million shares of common stock, including those shares that have not been allocated to employees through any of Quanta's employee benefit plans. The employees who vote the shares and those who receive the benefit of shares allocated need not be the same. The SECT contains a "pass-through" voting provision directing the trustee of the SECT to vote the unallocated common stock held by the SECT in direct proportion to the voting of the employees who have participated in Quanta's Employee Stock Purchase Plan, whether or not these employees had shares allocated to them from the SECT.


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                  54. There is no purpose - other than the Defendant Director's apparent entrenchment motive - for the decision to let the entire 8 million shares be voted, notwithstanding that no more than 2% of those shares will have been allocated by the time of the record date. Quanta's stated purpose for the SECT's adoption I.E., to "provide assurance of the availability of its shares," is a sham, which ignores that Quanta could accomplish the same objective by reserving authorized, but unissued, shares as it deemed fit. Moreover, shares would always be available to Quanta through issuance of new shares. Quanta chose not to rely on either of these means of obtaining shares here because its real purpose was to affect the outcome of the upcoming director election, not to provide unnecessary "assurance" regarding "availability of its shares." Quanta has been able in the past to provide shares to pre-existing plans by reserving shares. The only effect of the SECT's adoption is to reserve additional shares (for which a SECT was not required) and to confer voting rights on shares that are reserved, but not yet allocated. Through the SECT device, Quanta purports to have created voting rights for shares that had already been reserved under existing plans.

                  55. The effect of the pass-through voting provision is to place voting control over a block of stock representing approximately 10% of Quanta's outstanding common shares in the hands of select Quanta employees and to amplify the voting power of those employees so that their votes at the annual meeting will actually represent 75.5 or more votes for each share of common stock available for allocation from the SECT as of the record date for the upcoming meeting.

                  56. In addition, the SECT provides a windfall to Quanta's employees in the event that Quanta is acquired at some point during the 15-year life of the SECT, or at any other time that Quanta's directors determine to terminate the trust. In such an event, the SECT


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provides for its termination, the sale of its shares, and the distribution to unspecified Quanta employees of any increase in the value of the Quanta shares remaining in the SECT from the time of the SECT's adoption to the date that Quanta is acquired. For example, were Quanta to be acquired in the near future at a price of $26.50, the SECT would require its termination and a distribution of close to $80 million to Quanta employees to be identified by a committee appointed by Quanta's board of directors.

                  57. The cost of the above-described change in control provision would come at the expense of Aquila and Quanta's other public stockholders in the form of a reduced premium in the event that Quanta is acquired at some point in the future.

                  58. Aquila became concerned, after reviewing the documentation for the SECT and the new employment agreements provided to it by Quanta, that Quanta's public statements regarding these new arrangements contained material misstatements and omissions. Specifically, Aquila believed that Quanta's public statements did not adequately describe some of the significant benefits to Quanta's employees, including members of management, that are inherent in these arrangements. Aquila's legal counsel advised Quanta's legal counsel of these concerns in a letter dated March 19, 2002 and asked that corrective disclosure be made promptly. Although, following this request, Quanta publicly filed the documentation relating to the SECT and the new employment agreements, Aquila continues to believe that Quanta's initial public statements continue to be false and misleading and need to be corrected.

                  59. If permitted to stand, the defendants' actions would result in irreparable injury to Aquila and Quanta's other stockholders.

                  60. The adoption of the SECT directly affects the outcome of the upcoming election for directors by providing the Defendant Directors with a very sizable block of votes


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friendly to the Defendant Directors. There is a real possibility that the availability of the newly-created 8 million votes could be outcome determinative of the election. Thus, unless voting of the SECT's shares is enjoined, the outcome of the upcoming election may improperly be affected by the defendants' actions.

                  61. Aquila is entitled to know the universe of voters who will participate in the upcoming meeting at the earliest possible time. Absent expedited relief, Aquila will not have the requisite certainty as to whether the SECT's shares will be disallowed from voting. The Defendants should not be permitted to profit from their improper actions by creating such uncertainty.

                  62. Finally, uncertainty as to the ability of the SECT's shares to vote may affect the decisions of public stockholders who may have different views concerning the likely outcome of the election contest depending on whether or not the SECT's large block of votes are allowed to participate in the meeting. In the absence of injunctive relief, such uncertainty may improperly alter the decision of the Quanta stockholders as to whether to vote their shares, how to vote their shares, and/or how or whether to express their views to Quanta, Aquila, other Quanta stockholders, or members of the investment community in advance of the contest.

                           COUNT ONE TO THE COMPLAINT

                  63. The allegations contained in paragraphs 1 through 61 are incorporated by reference as if fully set forth herein.

                  64. Under Delaware law, directors may not manipulate corporate machinery for the purpose of entrenching themselves in office. The formation of the SECT and the premature granting of voting rights to "active employees" of the unissued shares in the SECT, have no legitimate business purposes. Rather, the formation of the SECT was a direct and immediate response to Aquila's notification that it intended to wage a proxy contest, and had the


                                      -20-
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primary purpose of thwarting Aquila's legitimate efforts in electing its own slate of directors at Quanta's 2002 annual meeting.

                  65. Aquila's proposed slate of directors does not pose a threat to Quanta's corporate policy and effectiveness. Even assuming ARGUENDO that Aquila's actions posed such a threat, the adoption of the SECT is a disproportionate response to any threat posed by Aquila.

                  66. By adopting the SECT, the Defendant Directors have breached their fiduciary duties.

                  67. Plaintiff has no adequate remedy at law.

                           COUNT TWO TO THE COMPLAINT

                  68. The allegations contained in paragraphs 1 through 66 are incorporated by reference as if fully set forth herein.

                  69. Under Delaware law, "[s]hares of [a corporation's] own capital stock belonging to the corporation . . . shall neither be entitled to vote nor be counted for quorum purposes." Quanta will treat the unallocated shares in the SECT as shares belonging to Quanta for accounting and tax purposes. The SECT provides that the unallocated shares belong to Quanta for purposes of claims by Quanta's creditors. The unallocated shares will only be distributed in ways that Quanta and its appointed committee deem to benefit Quanta. Accordingly, the unallocated shares in the SECT belong to Quanta and should not be entitled to vote.

                  70. Plaintiff has no adequate remedy at law.

                          COUNT THREE TO THE COMPLAINT

                  71. The allegations contained in paragraphs 1 through 69 are incorporated by reference as if fully set forth herein.


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                  72. Aquila's proposed slate of directors does not pose a
threat to Quanta's corporate policy and effectiveness. Even assuming ARGUENDO that Aquila's actions posed such a threat, Defendants' amendments of the employment agreements of top executives were a disproportionate response to any threat posed by Aquila.

                  73. By adopting the amendments to the employment agreements, the Defendant Directors have breached their fiduciary duties.

                  74.      Plaintiff has no adequate remedy at law.

                  WHEREFORE, plaintiff prays for an order:

                  (a) disallowing any shares held by the SECT from being voted in the upcoming election of directors;

                  (b) rescinding the Defendants' adoption of the SECT;

                  (c) voiding the 7,014,000 newly issued shares that Quanta conveyed to the SECT;

                  (d) returning to Quanta's treasury the 986,000 treasury shares that Quanta conveyed to the SECT;

                  (e) invalidating the change of control provision in the SECT;

                  (f) voiding and rescinding the employment agreements that Quanta granted to its executives on or about March 14, 2002;

                  (g) awarding Aquila its fees, cost and expenses, and;


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                  (h) such other relief as the Court deems just and proper.


                                      MORRIS, NICHOLS, ARSHT & TUNNELL


                                      /s/ ALAN J. STONE
                                      ------------------------------------------
                                      Alan J. Stone
                                      Megan E. Ward
                                      Yvette C. Fitzgerald
                                      1201 N. Market Street
                                      P.O. Box 1347
                                      Wilmington, DE  19899-1347
                                      (302) 658-9200
                                        Attorneys for Plaintiff


OF COUNSEL:

Scott A. Edelman
Courtney E. Scott
Lara M. Posner
MILBANK, TWEED, HADLEY & McCLOY LLP
1 Chase Manhattan Plaza
New York, NY  10005
(212) 530-5000


Michael Thompson
David L. Rein
BLACKWELL SANDERS PEPER MARTIN LLP
Two Pershing Square
2300 Main Street, Suite 1000
Kansas City, MO  64108
(816) 983-8000

March 21, 2002


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